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CONFIDENTIAL
BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO
October 30, 2014

VIA HAND AND BY EDGAR

Nicholas P. Panos
Senior Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

RE: Move, Inc.

Schedule TO-T

Filed October 15, 2014 by News Corporation

File No. 5-58289 (the “Schedule TO”)

Dear Mr. Panos:

On behalf of our client, News Corporation, a Delaware corporation (the “Company”), set forth below are responses to the comments (the “Comments”) of the Staff of the Office of Mergers & Acquisitions, Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) set forth in the Staff’s letter of October 22, 2014 (the “Comment Letter”) with respect to the Schedule TO. In connection with this letter responding to the Comment Letter, the Company is concurrently filing Amendment No. 1 to the Schedule TO (the “Amendment”) and is enclosing six courtesy copies of the Amendment.

For the convenience of the Staff, the Company has restated in this letter each of the Comments in bold and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Schedule TO. All references to page numbers and captions correspond to the page numbers included in the Schedule TO, unless otherwise indicated.

Nicholas Panos

Securities and Exchange Commission

October 30, 2014

Section 3. Procedures for Tendering Shares, page 15

Comment No. 1

We notice the assertion on page 17 that determinations made by the bidder regarding the validity of tenders will be final and binding. Please revise to indicate that security holders may challenge the bidder’s determination in a court of competent jurisdiction.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 17 of the Schedule TO, pursuant to the Amendment, by adding the following sentence to the end of the paragraph labeled Determination of Validity:

“Tendering stockholders have the right to challenge our determination with respect to their Shares in a court of competent jurisdiction.”

Section 15. Conditions of the Offer, page 48

Comment No. 2

We note the representation on page 49 that the bidders may assert the conditions regardless of the circumstances giving rise to such conditions. Please revise to remove the implication that the offer conditions may be triggered though action or inaction by the bidders.

Response to Comment No. 2

The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 49 of the Schedule TO, pursuant to the Amendment, by adding the parenthetical marked in italicized and underlined text to the following sentence:

“The foregoing conditions are for the sole benefit of Parent and Purchaser (except for the Minimum Condition), may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions (other than as a result of any action or inaction by Parent or Purchaser), and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole and absolute discretion (except for the Minimum Condition), in each case, subject to the terms of the Merger Agreement and applicable law, including the rules and regulations of the SEC.

Nicholas Panos

Securities and Exchange Commission

October 30, 2014

Comment No. 3

To the extent an offer condition is triggered, and such condition is not asserted to terminate the offer or not waived, the decision to proceed with the offer is interpreted by us as a waiver of such condition. Accordingly, please revise the language on page 50 which states that “each such right will be deemed an ongoing right which may be asserted at any time and from time to time” regardless of the bidders’ failure to exercise such rights.

Response to Comment No. 3

The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 50 of the Schedule TO by adding the italicized and underlined text to the following sentences:

“The foregoing conditions are for the sole benefit of Parent and Purchaser (except for the Minimum Condition), may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or Purchaser in whole or in part at any time and from time to time, at or prior to the expiration of the Offer, in their sole and absolute discretion (except for the Minimum Condition), in each case, subject to the terms of the Merger Agreement and applicable law, including the rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time, at or prior to the expiration of the Offer (except for conditions relating to government regulatory approvals, which may be waived or asserted at any time prior to or subsequent to the expiration of the Offer).”

Nicholas Panos

Securities and Exchange Commission

October 30, 2014

* * * * *

Please contact the undersigned at 212-735-3743 should you require further information or have any questions.

Very truly yours,

/s/ Brandon Van Dyke
Brandon Van Dyke

cc:	Lisa M. Kohl, Attorney-Adviser, SEC
Michael Bunder, Senior Vice President and Deputy General Counsel, News Corporation
Howard Ellin, Skadden, Arps, Slate, Meagher & Flom LLP

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